UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                July 31, 2020

  By E-Mail

  Jerald A. Hammann
  1566 Sumter Ave. N.
  Minneapolis, MN 55427

           Re:     CytRx Corporation
                   Revised Preliminary Proxy Statement
                   Filed July 27, 2020 by Jerald A. Hammann
                   File No. 000-15327

  Dear Mr. Hammann:

           We have reviewed your filing and have the following comments.

  Revised Preliminary Proxy Statement
  Background of the Solicitation, page 3

  1. We note the last bullet point on page 4. Please provide supplemental support for the suggestion that the decision by the company to postpone its annual meeting was related to your request that it do so. We note similar disclosure on page 11.

  Reasons for the Solicitation, page 5

  2. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

                     Your statement that the company engaged in
spring-loading    its stock option
                   awards in 2013 and 2019. Your disclosure provides as support your own conjectures and those of other third parties, whether plaintiffs or media members.

                     Your statement that the conduct described in the second paragraph of page 6
                   resulted in    breaches of law and fiduciary duty.

                     Your statement in the first paragraph of page 7 that the spring-loading of these options was intentionally choreographed by the Company's management.

                     Your suggestion in the fourth paragraph of page 7 that the
company    delayed
 Jerald A. Hammann
July 31, 2020
Page 2

              providing material information to shareholders in advance of the prospective
              option issue date    and that such delay was done with the
purpose of affecting the
              market stock price prior to the grant of options to insiders.

                Your statement in the fourth paragraph of page 8 that suggests Mr. Kriegsman has ceased fulfilling his fiduciary duties and has instead focused on his personal wealth.

                Your statement in the same paragraph that you believe       Mr.
Kriegsman
              routinely disregards both the actual and expressed interests of the Shareholders.

                Your statement in the sixth paragraph of page 8 that suggests Dr. Ignarro and other board members have also ceased fulfilling their fiduciary duties and have
              instead focused on enabling Mr. Kriegsman   s personal wealth.

                Your allegation in the fifth paragraph of page 9 that    it
appears clear that the
              members of this Committee have ceased being disinterested as it relates to all matters involving Mr. Kriegsman's compensation arrangements with the
              Company    and thus are failing to fulfill their fiduciary
duties.

3. Please provide supplemental support for your statement that the company hired stock promoters to write articles praising the Company

4. Refer to the last sentence in the fourth paragraph of page 6. Please provide supplemental
      support for the statement that the company   s actions described therein
were related to the
      changes in market price of the company   s stock.

5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following:

            Your statement that the conduct described in the fourth paragraph of page 6 resulted
          in    investor trust in the corporation was also impaired.

            Your statement on page 10 that    [a]t least as early as the 2013
stock promotion
          scandal, the Company has labored under a cloud of mistrust by the investment community.

      Also, please review the proxy statement generally to comply with the first sentence of this comment.

6. Refer to the last sentence in the fifth paragraph of page 6. Please provide supplemental
      support for the statement that       a lack of investor trust in
management and the Board is
      perpetually weighing down the Company   s prospects and has increased its
costs of
      capital.
 Jerald A. Hammann
July 31, 2020
Page 3

7. Refer to the eighth paragraph of page 6. Please provide supplemental support for the statement that the board decision to (apparently) award options relating to all remaining
      authorized shares of common stock was       not the result of thoughtful
consideration of
      the balancing of interests between inside and outside shareholders nor of the award size necessary to incentivize performance, but was instead simply every option that was available be awarded.

8. Refer to the fifth paragraph of page 7. Your disclosure does not allege any actions by the
      company   s officers or directors but is included in a context in which you allege other
      improper actions by company officers and directors. Thus, please tell us what consideration you have given to making an explicit statement clarifying that you do not know that company officers and directors participated in the selling of large amounts of stock, as described.

9. Refer to the third paragraph of page 9. Please explain what you mean when you state that
      the company    pre-approved    a charter amendment. Are you referring to
a requirement of
      state law that a board approve an action that also requires shareholder approval? If so, please clarify.

10. Please tell us why you include disclosure on page 11 with respect to a proposal that the company has determined not to act upon at the annual meeting.

      Please direct any questions to me at (202) 551-3619.

                                                             Sincerely,
                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions